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                          [letterhead of JED Oil Inc.]

September 26, 2006

H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

     Re: Responses to the Securities and Exchange Commission
         Staff Comments dated August 28, 2006, regarding
         JED Oil Inc.
         Registration Statement on Form F-3
         Filed July 31, 2006
         File No. 333-136180

Dear Mr. Schwall:

This letter responds to the staff's comments set forth in the August 28, 2006 letter regarding the above-referenced filing. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form F-3 Filed July 31, 2006

General

STAFF COMMENT NO. 1.

      Tell us how you evaluated the provisions in paragraph (b)(1) of Item 5, in deciding not to include financial statements of JMG in the Form F-3 you filed on July 31, 2006.

JED's RESPONSE:

      We have reviewed the requirements under Item 5(b)(1) and have included in the Form F-3, the pro forma financial information reflecting the potential acquisition of JMG Exploration, Inc.

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September 26, 2006
Page 2

Signatures, page II-7

STAFF COMMENT NO. 2.

      We note that Alan F. Williams has signed the registration statement as your authorized representative in the United States. However, you have not provided a United States address for Mr. Williams, and he appears to have signed the registration statement in Calgary, Canada. Please provide the signature of a person in the United States who will serve as your authorized representative in the United States.

JED's RESPONSE:

      Justin Yorke, a resident of California, has now signed the registration statement as our authorized representative in the United States. A separate signature page has been attached.

Incorporation of Certain Documents by Reference, page 36

STAFF COMMENT NO. 3.

      We note that you have incorporated by reference "documents listed in (a) through (c)," but have excluded item (d), which is a description of your securities contained in your registration statement on Form 8-A12B/A. Consistent with Item 6 of Form F-3, please revise to incorporate by reference the excluded item.

JED's RESPONSE:

      The incorporation by reference has been revised.

Form 20-F for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
  Operations

General and Administrative Expenses, page 22

STAFF COMMENT NO. 4.

      We note that you present a non-GAAP measure that you have labeled as "net general and administrative expenses" and are reconciling this measure to a measure of "gross general and administrative expenses." However, it appears you are presenting your non-GAAP measure in your income statement instead of the GAAP measure. Under Item 10(e)(ii)(c) of Regulation S-K, you may not present non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. Please amend your document accordingly. Further please expand your disclosure to include a description of "net general and administrative expenses" and the reasons why you believe that it provides useful information to investors.

JED's RESPONSE:

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September 26, 2006
Page 3

      The income statement has been amended to report general and administrative expenses in accordance with GAAP.

      General and administrative expenses within Item 5 of Form 20-F has been amended to remove the reference to "net general and administrative expenses".

Funds from Operations, page 25

STAFF COMMENT NO. 5.

      We note that you have reconciled between the non-GAAP measure of "funds from operations" and net income. However, according to Item 10(e) of Regulation S-K, non-GAAP measures should be reconciled to the most directly comparable GAAP based measure. Given your characterization of this measure and the nature of the reconciling items presented, it seems that cash provided by/(used in) operations, as depicted in your statements of cash flows, would be the most directly comparable measure.

      Please expand your disclosure on page 20 to include a description of this measure and the reasons why you believe that it provides useful information to investors, in accordance with Item 10(e) of Regulation S-X.

JED's RESPONSE:

      "Funds from operations" has been reconciled to the GAAP based measure "cash provided by operations" within the "funds from operations" section of Item 5 of the Form 20-F.

      The footnote to the "Operations Summary" table in Item 5 of the Form 20-F has been expanded to disclose a description of "funds from operations" and the reasons why it provides useful information to investors.

STAFF COMMENT NO. 6.

      Please eliminate all measures of "funds flow from operations per share" to abide by FRC Section 202.04, stipulating that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

JED's RESPONSE:

      "Funds from operations per share" has been removed from the third paragraph of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Item 5 of the 20-F.

      "Funds from operations per share" has been removed from the Selected Annual Information table within Item 5 of the 20-F.

      "Funds from operations per share" has been removed from the net income to funds from operations reconciliation located within the "Funds from Operations" section of Item 5 of the 20-F.

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September 26, 2006
Page 4

      "Funds from operations per share" has been removed from the 2005 Quarter Ended and 2004 Quarter Ended tables located within the "Summary of Quarterly Results" section of Item 5 of the 20-F.

Financial Statements

General

STAFF COMMENT NO. 7.

      We note that the audit report included in your filing provides audit coverage to the activity presented for the year ended December 31, 2005, and from September 3, 2003 (inception) through December 31, 2003. However, it does not reference the cumulative information from inception through December 31, 2005. Please consults with your auditor on the extent of audit services provided and revise accordingly.

JED's RESPONSE:

      We have consulted with our auditors and do not believe the audit report needs to be revised as the financial statements do not reference the cumulative information from inception through to December 31, 2005.

STAFF COMMENT NO. 8.

      We note that your auditors have not been identified in the audit opinion included with your filing. Please comply with the guidance in Rule 2-02(a)(2) of Regulation S-X.

JED's RESPONSE:

      The name of our auditors has been added to the audit opinion included with the amended filing.

Statements of Cash Flows, page F-4

STAFF COMMENT NO. 9.

      We note that you report a loan receivable from Enterra Energy Trust on your balance sheet of $4,627,844 and $1,992,032 at December 31, 2003 and 2004. However, in the investing section of your cash flow statement you report no activity for 2003 and an increase equal to the end of year balance for 2004, rather than a decrease as suggested by your balance sheet presentation. Please expand your disclosure to include details of the activity reflected in the loan receivable from Enterra, sufficiently to understand your presentation in the cash flow statements.

      On a related point, the balance of $1,796,632 in "due from Enterra Energy Trust" on your balance sheet at December 31, 2004, compared to the prior year balance of zero does not seem to correlate well with level of activity reported for this account in your statements of cash flows. Please revise as necessary to clarify.

JED's RESPONSE:

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September 26, 2006
Page 5

      Per Note 2 of the Company's December 31, 2004 consolidated financial statements, the December 31, 2003 loan receivable balance of $4,627,844 pertains to a loan to an unrelated junior oil and gas company other than Enterra Energy Trust. The 2005 financial statements inadvertently combined this loan receivable and the loan receivable from Enterra Energy Trust. This has been rectified on the amended financial statements. The use of $1,992,032 for the investment in Enterra Energy Trust in 2004 is properly presented on the consolidated statements of cash flows within the December 31, 2005 consolidated financial statements.

      The consolidated statements of cash flows has been revised to reflect the 2004 level of activity associated with the "due from Enterra Energy Trust" balance.

Note 1 - Significant Accounting Policies, page F-7

e) Revenue Recognition, page F-8

STAFF COMMENT NO. 10.

      Disclosure your policy for handling gas imbalances sufficiently to understand how your methodology compares to the methods available under EITF 90-22.

JED's RESPONSE:

      JED Oil Inc is not involved in any natural gas wells where its JV partners have opted not to sell their share of production. Thus, JED is not subject to any situations involving gas imbalances.

Note 4 - Property and Equipment, page F-11

STAFF COMMENT NO. 11.

      Please amend your filing to comply with all of the disclosure requirements in Rule 4-10(c)(7)(ii) of Regulation S-X. Further, please provide us with a rollforward of the estimated future development costs utilized in your depreciation calculation in accordance with Rule 4-10(c)(3)(i).

      Please amend your filing to comply with the disclosure requirements of SFAS 69.

JED's RESPONSE:

      Note 4 of the December 31, 2005 consolidated financial statements has been amended to comply with all of the disclosure requirements in Rule 4-10(c)(7)(ii) of Regulation S-X.

      Note 4 of the December 31, 2005 consolidated financial statements has been amended to disclose the estimated future development costs utilized in our depletion calculation in accordance with Rule 4-10(c)(3)(i).

      To comply with the disclosure requirements of SFAS 69, Standardized Measure of Oil and Gas Reserves has been added to the "Reserves Summary" section within Item 4 of the 20-F.
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September 26, 2006
Page 6

      In the first paragraph of the "Depletion, Depreciation, and Accretion" section of Item 5 of the 20-F, a sentence has been added stating that all development costs with the exclusion of $1.7 million has been incurred in Canada. JED does not incur property acquisition costs or exploration costs.

Note 13 - Subsequent Events, page F-20

STAFF COMMENT NO. 12.

      We note your disclosure explaining that on February 27, 2006 you and JMG Exploration, Inc. (JMG) signed a letter of intent for you to acquire JMG. Please expand your disclosure to include the value of consideration agreed to be exchanged as part of the transaction and the percentage of JMG you plan to acquire.

JED's RESPONSE:

      JED and JMG on February 27, 2006 announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the "market to market" recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. As of March 13, 2006, JMG had (i) 5,038,578 common shares outstanding with a closing price of $8.40 per share on such date as reported on NYSE Arca Exchange and (ii) 1,854,235 publicly traded warrants outstanding with a closing price of $4.00. Outstanding options and warrants will be assumed at the same exchange ratio of two JED shares for three JMG shares. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. As of the date of our MD&A, the estimated consideration is $63.7 million. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.

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September 26, 2006
Page 7

      Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 538-3236.

                                  Sincerely,
                                  JED Oil Inc.

                                  /s/ David Ho

                                  David Ho
                                  Chief Financial Officer

cc: Marcia Johnston
    Kimberley R. Anderson